Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2023 Financial Results

BEIJING, March 22, 2024 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial and Operational Snapshots

•	Net revenues were RMB541.7 million (US$76.3 million), compared to RMB578.6 million in the fourth quarter of 2022.

•	Gross billings (non-GAAP) were RMB415.5 million (US$58.5 million), compared to RMB370.8 million in the fourth quarter of 2022.

•	Gross profit was RMB468.0 million (US$65.9 million), compared to RMB503.3 million in the fourth quarter of 2022.

•	Net income was RMB155.2 million (US$21.9 million), compared to RMB181.0 million in the fourth quarter of 2022.

•	Net income margin[1] was 28.6% in the fourth quarter of 2023, compared to 31.3% in the fourth quarter of 2022.

•	New student enrollments[2] were 164,654, compared to 161,348 in the fourth quarter of 2022.

•	As of December 31, 2023, the Company’s deferred revenue balance was RMB1,113.9 million (US$156.9 million), compared to RMB1,690.9 million as of December 31, 2022.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses. (In September 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.)

Full Year 2023 Financial and Operational Snapshots

•	Net revenues were RMB2,159.6 million (US$304.2 million), compared to RMB2,323.1 million in 2022.

•	Gross billings (non-GAAP) were RMB1,504.6 million (US$211.9 million), compared to RMB1,496.7 million in 2022.

•	Gross profit was RMB1,894.1 million (US$266.8 million), compared to RMB1,975.0 million in 2022.

•	Net income was RMB640.8 million (US$90.3 million), compared to RMB643.0 million in 2022.

•	Net income margin was 29.7%, compared to 27.7% in 2022.

•	New student enrollments were 616,341, compared to 534,280 in 2022.

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, commented, “We are proud to announce a successful conclusion to the fourth quarter of 2023, marked by a net income of RMB155.2 million and a net income margin of 28.6%, demonstrating our solid financial standing and operational excellence. Our revenue reached RMB541.7 million, exhibiting a quarter-on-quarter growth of 3.3% and surpassing previous projections.

Over the past year, grounded in profound insights into the adult education industry and the agile execution capabilities of our organization, we consistently innovated our product and service portfolio to adapt to shifting market dynamics and evolving customer demands. This approach resulted in positive outcome, while we achieved RMB2,159.6 million in revenue and RMB640.8 million in net income in the year of 2023. Additionally, the sector encompassing professional certification preparation, professional skills and interest programs continues to serve as our key growth engine, showcasing a year-over-year revenue growth of approximate 30.3%.

Looking ahead, our commitment to robust financial management remains resolute, ensuring the sustained and prudent growth of the Company. Furthermore, we pledge to fortify shareholder value through ongoing share repurchases, underscoring our steadfast commitment to shareholder interests. ”

Mr. Hangyu Li, Financial Controller of Sunlands, added, “Over the past year, the Company remained focused on achieving sustainable growth, placing a high priority on improving operational efficiencies and optimizing our cost structures. We continued our impressive level of profitability with a net income margin of 29.7%. Additionally, we achieved positive cash inflows from operating activities, providing a solid financial foundation for the long-term growth of the business. This success is a direct result of our commitment to strengthening our core competencies, which has enabled us to quickly adapt our strategies to respond to changing market conditions and consumer demands. In line with the guidance from our board of directors, we are committed to making strategic share repurchases, with the goal of creating lasting value for our shareholders.”

Financial Results for the Fourth Quarter of 2023

Net Revenues

In the fourth quarter of 2023, net revenues decreased by 6.4% to RMB541.7 million (US$76.3 million) from RMB578.6 million in the fourth quarter of 2022. The decrease was mainly driven by the year-over-year decline in gross billings from post-secondary courses in the year of 2023.

Cost of Revenues

Cost of revenues decreased by 2.0% to RMB73.8 million (US$10.4 million) in the fourth quarter of 2023 from RMB75.3 million in the fourth quarter of 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors for post-secondary courses in the year of 2023.

Gross Profit

Gross profit decreased by 7.0% to RMB468.0 million (US$65.9 million) in the fourth quarter of 2023 from RMB503.3 million in the fourth quarter of 2022.

Operating Expenses

In the fourth quarter of 2023, operating expenses were RMB348.9 million (US$49.1 million), representing a 3.8% increase from RMB336.0 million in the fourth quarter of 2022.

Sales and marketing expenses increased by 12.2% to RMB305.8 million (US$43.1 million) in the fourth quarter of 2023 from RMB272.5 million in the fourth quarter of 2022. The increase was mainly due to a growth in spending on sales activities, including enhanced compensation for sales personnel as well as increased spending on branding and marketing activities focusing on interest courses offerings.

General and administrative expenses decreased by 36.8% to RMB35.5 million (US$5.0 million) in the fourth quarter of 2023 from RMB56.1 million in the fourth quarter of 2022. The decrease was mainly due to the decline in office expenses and rental expenses from early termination of certain office space.

Product development expenses increased by 3.6% to RMB7.6 million (US$1.1 million) in the fourth quarter of 2023 from RMB7.4 million in the fourth quarter of 2022.

Net Income

Net income for the fourth quarter of 2023 was RMB155.2 million (US$21.9 million), as compared to RMB181.0 million in the fourth quarter of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB22.59 (US$3.18) in the fourth quarter of 2023.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2023, the Company had RMB766.4 million (US$107.9 million) of cash, cash equivalents and restricted cash and RMB142.1 million (US$20.0 million) of short-term investments, as compared to RMB757.4 million of cash, cash equivalents and restricted cash and RMB70.5 million of short-term investments as of December 31, 2022.

Deferred Revenue

As of December 31, 2023, the Company had a deferred revenue balance of RMB1,113.9 million (US$156.9 million), as compared to RMB1,690.9 million as of December 31, 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB0.2 million (US$0.1 million) in the fourth quarter of 2023, as compared to RMB0.7 million in the fourth quarter of 2022.

Share Repurchase

On December 6, 2021, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$15.0 million of Class A ordinary shares in the form of ADSs over the next 24 months. On December 1, 2023, the Company’s board of directors authorized to extend its share repurchase program over the next twenty-four months. As of March 19, 2024, the Company had repurchased an aggregate of 496,586 ADSs for approximately US$2.5 million under the share repurchase program.

Financial Results for the Year 2023

Net Revenues

In the year of 2023, net revenues decreased by 7.0% to RMB2,159.6 million (US$304.2 million) from RMB2,323.1 million in the year of 2022.

Cost of Revenues

Cost of revenues decreased by 23.7% to RMB265.5 million (US$37.4 million) in the year of 2023 from RMB348.2 million in the year of 2022. The decrease was primarily due to declined compensation expenses related to headcount reduction of our cost of revenues personnel, including teachers and mentors for post-secondary course in the year of 2023.

Gross Profit

Gross profit decreased by 4.1% to RMB1,894.1 million (US$266.8 million) from RMB1,975.0 million in the year of 2022.

Operating Expenses

In the year of 2023, operating expenses were RMB1,319.2 million (US$185.8 million), representing a 2.9% decrease from RMB1,358.0 million in the year of 2022.

Sales and marketing expenses increased by 1.1% to RMB1,142.2 million (US$160.9 million) in the year of 2023 from RMB1,129.5 million in the year of 2022.

General and administrative expenses decreased by 22.8% to RMB143.3 million (US$20.2 million) in the year of 2023 from RMB185.7 million in the year of 2022. The decrease was mainly due to (i) declined compensation expenses related to headcount reduction of our general and administrative personnel; and (ii) declined rental expenses and office expenses as a result of our prudent cost control.

Product development expenses decreased by 21.3% to RMB33.7 million (US$4.8 million) in the year of 2023 from RMB42.8 million in the year of 2022. The decrease was mainly due to declined compensation expenses related to headcount reduction of our product development personnel.

Net Income

Net income for 2023 was RMB640.8 million (US$90.3 million), compared to RMB643.0 million in the year of 2022.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB92.88 (US$13.08) in the year of 2023, compared to RMB94.14 in the year of 2022.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB6.4 million (US$0.9 million) in the year of 2023, compared to RMB3.2 million in the year of 2022.

Outlook

For the first quarter of 2024, Sunlands currently expects net revenues to be between RMB500 million to RMB520 million, which would represent a decrease of 8.3% to 11.8% year-over-

year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong time) on March 22, 2024, following the quarterly results announcement.

For participants who wish to join the call, please access the link provided below to complete online registration 15 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:

https://register.vevent.com/register/BIea2c6efad4464eb493adf342e43b1600

Additionally, a live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands' website at https://ir.sunlands.com/.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and Non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below.

Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net income exclude share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	753,642	763,800	107,579
Restricted cash	3,762	2,578	363
Short-term investments	70,542	142,084	20,012
Prepaid expenses and other current assets	98,272	109,018	15,355
Deferred costs, current	42,886	14,274	2,010
Total current assets	969,104	1,031,754	145,319
Non-current assets
Property and equipment, net	813,783	786,670	110,800
Intangible assets, net	1,509	975	137
Right-of-use assets	274,643	135,820	19,130
Deferred costs, non-current	78,839	68,773	9,686
Long-term investments	73,513	61,354	8,642
Deferred tax assets	26,799	-	-
Other non-current assets	37,880	33,160	4,670
Total non-current assets	1,306,966	1,086,752	153,065
TOTAL ASSETS	2,276,070	2,118,506	298,384

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	436,339	409,691	57,703
Deferred revenue, current	986,086	553,812	78,003
Lease liabilities, current portion	17,065	8,019	1,129
Long-term debt, current portion	38,654	38,654	5,444
Total current liabilities	1,478,144	1,010,176	142,279

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current	704,860	560,111	78,890
Lease liabilities, non-current portion	316,844	157,269	22,151
Deferred tax liabilities	5,984	3,742	527
Other non-current liabilities	6,770	6,994	985
Long-term debt, non-current portion	143,319	104,665	14,742
Total non-current liabilities	1,177,777	832,781	117,295
TOTAL LIABILITIES	2,655,921	1,842,957	259,574

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 2,982,516 and 3,131,807 shares issued as of December 31, 2022 and 2023, respectively; 2,618,698 and 2,702,523 shares
outstanding as of December 31, 2022 and 2023, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2022 and 2023, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,481,353 and 3,332,062 shares issued and outstanding
as of December 31, 2022 and 2023, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(2,812,114)	(2,171,284)	(305,819)
Additional paid-in capital	2,309,740	2,305,042	324,658
Accumulated other comprehensive income	127,885	143,276	20,180
Total Sunlands Technology Group shareholders’ (deficit)/equity	(374,487)	277,036	39,019
Non-controlling interest	(5,364)	(1,487)	(209)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(379,851)	275,549	38,810
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	2,276,070	2,118,506	298,384

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB	US$
Net revenues	578,588	541,724	76,300
Cost of revenues	(75,291)	(73,751)	(10,388)
Gross profit	503,297	467,973	65,912

Operating expenses
Sales and marketing expenses	(272,477)	(305,802)	(43,071)
Product development expenses	(7,369)	(7,636)	(1,076)
General and administrative expenses	(56,129)	(35,469)	(4,996)
Total operating expenses	(335,975)	(348,907)	(49,143)
Income from operations	167,322	119,066	16,769
Interest income	7,040	9,347	1,316
Interest expense	(2,295)	(1,610)	(227)
Other income, net	4,860	8,527	1,201
(Loss)/gain on disposal of subsidiaries	(319)	43,468	6,122
Income before income tax expenses
and gain/(loss) from equity method investments	176,608	178,798	25,181
Income tax expenses	(3,424)	(19,958)	(2,811)
Gain/(loss) from equity method investments	7,770	(3,639)	(513)
Net income	180,954	155,201	21,857

Less: Net loss attributable to non-controlling interest	330	-	-
Net income attributable to Sunlands Technology Group	180,624	155,201	21,857
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	26.03	22.59	3.18
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,939,213	6,870,714	6,870,714

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB	US$
Net income	180,954	155,201	21,857
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(15,938)	(15,243)	(2,147)
Total comprehensive income	165,016	139,958	19,710
Less: comprehensive income attributable to non-controlling
interest	330	-	-
Comprehensive income attributable to
Sunlands Technology Group	164,686	139,958	19,710

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB
Net revenues	578,588	541,724
Less: other revenues	(39,344)	(47,982)
Add: tax and surcharges	10,823	17,657
Add: ending deferred revenue	1,690,946	1,113,923
Add: deferred revenue in connection with disposal of subsidiaries	259	23,220
Add: ending refund liability	133,066	143,744
Less: beginning deferred revenue	(1,798,558)	(1,277,040)
Less: beginning refund liability	(204,961)	(101,591)
Less: beginning refund liability in connection with disposal of subsidiaries	-	1,820
Gross billings (non-GAAP)	370,819	415,475

Net income	180,954	155,201
Add: income tax expenses	3,424	19,958
depreciation and amortization	18,584	7,717
interest expense	2,295	1,610
Less: interest income	(7,040)	(9,347)
EBITDA (non-GAAP)	198,217	175,139

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB
Cost of revenues	(75,291)	(73,751)
Less: Share-based compensation expenses in cost of revenues	-	-
Non-GAAP cost of revenues	(75,291)	(73,751)

Sales and marketing expenses	(272,477)	(305,802)
Less: Share-based compensation expenses in sales and marketing expenses	-	-
Non-GAAP sales and marketing expenses	(272,477)	(305,802)

General and administrative expenses	(56,129)	(35,469)
Less: Share-based compensation expenses in general and administrative expenses	-	-
Non-GAAP general and administrative expenses	(56,129)	(35,469)

Operating cost and expenses	(411,266)	(422,658)
Less: Share-based compensation expenses	-	-
Non-GAAP operating cost and expenses	(411,266)	(422,658)

Income from operations	167,322	119,066
Less: Share-based compensation expenses	-	-
Non-GAAP income from operations	167,322	119,066

Net income attributable to Sunlands Technology Group	180,624	155,201
Less: Share-based compensation expenses	-	-
Non-GAAP net income attributable to Sunlands Technology Group	180,624	155,201

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	26.03	22.59
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	26.03	22.59

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,939,213	6,870,714
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,939,213	6,870,714

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Years Ended December 31,
	2022	2023
	RMB	RMB	US$
Net revenues	2,323,101	2,159,584	304,171
Cost of revenues	(348,150)	(265,528)	(37,399)
Gross profit	1,974,951	1,894,056	266,772

Operating expenses
Sales and marketing expenses	(1,129,508)	(1,142,154)	(160,869)
Product development expenses	(42,834)	(33,723)	(4,750)
General and administrative expenses	(185,667)	(143,286)	(20,181)
Total operating expenses	(1,358,009)	(1,319,163)	(185,800)
Income from operations	616,942	574,893	80,972
Interest income	16,248	31,094	4,379
Interest expense	(10,059)	(7,657)	(1,078)
Other income, net	24,527	34,097	4,802
Impairment loss on long-term investments	(500)	(61)	(9)
Gain on disposal of subsidiaries	1,390	43,715	6,157
Income before income tax expenses
and gain/(loss) from equity method investments	648,548	676,081	95,223
Income tax expenses	(11,992)	(25,166)	(3,545)
Gain/(loss) from equity method investments	6,453	(10,084)	(1,420)
Net income	643,009	640,831	90,258

Less: Net (loss)/income attributable to non-controlling interest	(950)	1	-
Net income attributable to Sunlands Technology Group	643,959	640,830	90,258
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	94.14	92.88	13.08
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,840,079	6,899,456	6,899,456

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Amounts in thousands)
	For the Years Ended December 31,
	2022	2023
	RMB	RMB	US$
Net income	643,009	640,831	90,258
Other comprehensive income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	45,353	15,391	2,168
Total comprehensive income	688,362	656,222	92,426
Less: comprehensive (loss)/income attributable to non-controlling
interest	(950)	1	-
Comprehensive income attributable to
Sunlands Technology Group	689,312	656,221	92,426

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2022	2023
	RMB	RMB
Net revenues	2,323,101	2,159,584
Less: other revenues	(125,864)	(176,014)
Add: tax and surcharges	66,638	62,352
Add: ending deferred revenue	1,690,946	1,113,923
Add: deferred revenue in connection with disposal of subsidiaries	259	23,220
Add: ending refund liability	133,066	143,744
Less: beginning deferred revenue	(2,348,179)	(1,690,946)
Less: beginning refund liability	(243,236)	(133,066)
Less: beginning refund liability in connection with disposal of subsidiaries	-	1,820
Gross billings (non-GAAP)	1,496,731	1,504,617

Net income	643,009	640,831
Add: income tax expenses	11,992	25,166
depreciation and amortization	46,684	30,648
interest expense	10,059	7,657
Less: interest income	(16,248)	(31,094)
EBITDA (non-GAAP)	695,496	673,208

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023
	RMB	RMB
Cost of revenues	(348,150)	(265,528)
Less: Share-based compensation expenses in cost of revenues	(33)	-
Non-GAAP cost of revenues	(348,117)	(265,528)

Sales and marketing expenses	(1,129,508)	(1,142,154)
Less: Share-based compensation expenses in sales and marketing expenses	(4,166)	-
Non-GAAP sales and marketing expenses	(1,125,342)	(1,142,154)

General and administrative expenses	(185,667)	(143,286)
Less: Share-based compensation expenses in general and administrative expenses	(2,982)	-
Non-GAAP general and administrative expenses	(182,685)	(143,286)

Operating cost and expenses	(1,706,159)	(1,584,691)
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP operating cost and expenses	(1,698,978)	(1,584,691)

Income from operations	616,942	574,893
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP income from operations	624,123	574,893

Net income attributable to Sunlands Technology Group	643,959	640,830
Less: Share-based compensation expenses	(7,181)	-
Non-GAAP net income attributable to Sunlands Technology Group	651,140	640,830

Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	94.14	92.88
Non-GAAP net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	95.19	92.88

Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,840,079	6,899,456
Weighted average shares used in calculating Non-GAAP net income per ordinary share:
Basic and diluted	6,840,079	6,899,456